The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-148054
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated March 31, 2011
Pricing Supplement to the Prospectus dated May 16, 2008, the Prospectus Supplement dated January 25, 2010 and the Product Supplement dated January 19, 2011
US$    ●
Senior Medium-Term Notes, Series A
Buffered Bullish Booster Notes due April 30, 2013
Linked to the SPDR® Gold Trust

•
The notes provide a fixed positive return of 5% if the Final Level (as defined below) of the SPDR® Gold Trust (the “Underlying Asset”) is greater than or equal to 85% of the Initial Level (as defined below) but does not increase above 105% of the Initial Level, and a one-for-one positive return if the Final Level of the Underlying Asset increases above 105% of the Initial Level, subject to the Maximum Redemption Amount (as defined below).  Investors should be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the price of the Underlying Asset decreases from the Initial Level if the Final Level is less than 85% of the Initial Level, for a maximum loss of up to 100% of the principal amount.

•	The Maximum Redemption Amount will be $1,150 for each $1,000 in principal amount (a 15% return).

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on April 26, 2011, and the notes are expected to settle on or about April 29, 2011.

•	The notes are scheduled to mature on April 30, 2013.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366QGB7.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 5 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
Per Note	US$1,000	●	●
Total	US$ ●	US$ ●	US$ ●

(1)       In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes. The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	SPDR® Gold Trust (NYSE Arca symbol: GLD). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is greater than or equal to the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount of $1,150.

If the Percentage Change is less than the Cap but is greater than the Booster Percentage, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change)

If the Percentage Change is greater than or equal to -15% but is less than or equal to the Booster Percentage, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal $1,050, calculated as follows:

Principal Amount + (Principal Amount × Booster Percentage)

If the Percentage Change is less than -15%, then the payment at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

Cap:	15%

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $1,150 per $1,000 in principal amount of the notes.

Booster Percentage:	5%

Initial Level:	The closing price of one share of the Underlying Asset on the Pricing Date.

Final Level:	The closing price of one share of the Underlying Asset on the Valuation Date.

Buffer Level:	85% of the Initial Level.

Buffer Percentage:
15%.  Accordingly, if the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 100% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about April 26, 2011

Settlement Date:	On or about April 29, 2011, as determined on the Pricing Date.

Valuation Date:	On or about April 25, 2013, as determined on the Pricing Date.

Maturity Date:	On or about April 30, 2013, as determined on the Pricing Date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The Pricing Date and the Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date and Maturity Date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated January 19, 2011, the prospectus supplement dated January 25, 2010 and the prospectus dated May 16, 2008.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated January 19, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911000182/f1230100424b5.htm

•	Prospectus supplement dated January 25, 2010:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004957/o58842b5e424b5.htm

•	Prospectus dated May 16, 2008:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004953/o58753e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this terms sheet, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or all, of your investment in the notes. There is no minimum payment that you are entitled to receive under the terms of the notes. The payment at maturity will be based on the Final Level of the Underlying Asset on the Valuation Date. If the Final Level has declined from the Initial Level to a level that is less than the Buffer Level, you will lose 1% of the principal amount of your notes for each 1% that the Final Level decreases from the Initial Level.

•
Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the share price of the Underlying Asset. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount of $1,150 per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change exceeds the Cap of 15%.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading gold or shares of the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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You will not have any shareholder rights in the Underlying Asset or rights of a holder of any gold held by the Underlying Asset, and will have no right to receive any shares of the Underlying Asset or any gold at maturity. — Investing in your notes will not make you a holder of any shares of the Underlying Asset, or any gold held by the Underlying Asset.  Neither you nor any other holder or owner of the notes will have any ownership rights of the gold held by the Underlying Asset, or any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Underlying Asset.

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Adjustments to the Underlying Asset could adversely affect the notes. — BNY Mellon Asset Servicing, as the trustee of the Underlying Asset (the “Trustee”), is responsible for calculating and maintaining the Underlying Asset. The Trustee may redeem the outstanding shares or issue new shares of the Underlying Asset or make other methodological changes that could change the share price of the Underlying Asset at any time.  If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We and our affiliates generally do not have any affiliation with the Trustee or the Underlying Asset and are not responsible for its public disclosure of information. — We and our affiliates are not affiliated with the Trustee or the Underlying Asset in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding the Underlying Asset. Neither the Trustee nor the Underlying Asset is involved in this offering in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset that might affect the value of the notes.  Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Trustee or the Underlying Asset contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Underlying Asset.

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The share price of the Underlying Asset is linked closely to the price of gold, which may change unpredictably and affect the value of the notes in unforeseeable ways. — The Underlying Asset attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion.  As a result, the value of the shares of the Underlying Asset relates directly to the value of the gold held by the Underlying Asset.  The gold markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The price of gold used to determine the value of the gold held by the Underlying Asset is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors.  These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
Investing in the Underlying Asset is not the same as investing directly in gold. — The performance of the Underlying Asset may not fully replicate the performance of the price of gold due to the fees and expenses charged by the sponsor of the Underlying Asset, restrictions on access to gold, or other circumstances.  The Underlying Asset does not generate any income and as the Underlying Asset regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each share of the Underlying Asset has gradually declined over time. The Underlying Asset sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold.  The Underlying Asset currently has an expense ratio of approximately 0.40% per year.  The sale of the Underlying Asset’s gold to pay expenses at a time of low gold prices could adversely affect the value of the Underlying Asset.  Additionally, there is a risk that part or all of the Underlying Asset’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or other events.

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Changes in the methodology used to calculate the gold spot price or changes in laws or regulations which affect the price of gold may affect the value of the notes.  — Members of the London Bullion Market Association (the “LBMA”) set the fixings of gold (the “gold spot price”) used to determine the value of gold held by the Underlying Asset, and may adjust the determination of the gold spot price in a way that adversely affects the value of the notes. In setting the gold spot price, the LBMA has no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the gold spot price. Any change of this kind could cause a decrease in the gold spot price, which would adversely affect the value of the notes.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts or other official bodies. Any event of this kind could adversely affect the gold spot price and, as a result, could adversely affect the value of the notes.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling gold, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset.  We or our affiliates may also engage in trading relating to the Underlying Asset from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the hypothetical Initial Level of $130.00, a Cap of 15%, a Booster Percentage of 5%, a Buffer Percentage of 15% (the Buffer Level is 85% of the Initial Level), and a Maximum Redemption Amount of $1,150.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
$0.00	-100.00%	-100.00%
$65.00	-50.00%	-50.00%
$97.50	-25.00%	-25.00%
$110.50	-15.00%	5.00%
$117.00	-10.00%	5.00%
$130.00	0.00%	5.00%
$136.50	5.00%	5.00%
$143.00	10.00%	10.00%
$149.50	15.00%	15.00%
$156.00	20.00%	15.00%
$195.00	50.00%	15.00%
$227.50	75.00%	15.00%
$260.00	100.00%	15.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $130.00 to a Final Level of $97.50, representing a Percentage Change of -25%.  Because the Percentage Change is negative and the Final Level of $97.50 is less than the Initial Level by more than the Buffer Percentage of 15%, the investor receives a payment at maturity of $750 per $1,000 in principal amount of the notes, representing a negative return on the notes, calculated as follows:

$1,000 + ($1,000 x -25%) = $750

Example 2: The price of the Underlying Asset decreases from the hypothetical Initial Level of $130.00 to a Final Level of $117.00, representing a Percentage Change of -10%.  Although the Percentage Change is negative, because the Final Level of $117.00 is less than the Initial Level by not more than the Buffer Percentage of 15%, the investor receives a payment at maturity of $1,050 per $1,000 in principal amount of the notes, representing a positive return equal to the Booster Percentage.

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $130.00 to a Final Level of $143.00, representing a Percentage Change of 10%.  Because the Final Level of $143.00 is greater than the Initial Level and the Percentage Change of 10% exceeds the Booster Percentage of 5%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount per note, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100

Example 4: The price of the Underlying Asset increases from the hypothetical Initial Level of $130.00 to a Final Level of $156.00, representing a Percentage Change of 20%.  Because the Final Level of $156.00 is greater than the Initial Level and the Percentage Change of 20% exceeds the Cap of 15%, the investor receives a payment at maturity of $1,150, the Maximum Redemption Amount.

Certain U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental United States Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

The Underlying Asset

We have derived the following information from publicly available documents published by the Underlying Asset. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with the Underlying Asset and the Underlying Asset will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Underlying Asset. Neither we nor BMO Capital Markets Corp. participated in the preparation of the publicly available documents described below. Neither we nor BMO Capital Markets Corp. has made any due diligence inquiry with respect to the Underlying Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Underlying Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Asset could affect the value of the shares of the Underlying Asset on the Valuation Date and therefore could affect the Payment at Maturity.

The Underlying Asset is an investment trust that issues SPDR® Gold Shares, or “shares”, which represent units of fractional undivided beneficial interest in and ownership of the Underlying Asset.  The Underlying Asset was formed on November 12, 2004 under New York law under a trust indenture.  World Gold Trust Services, LLC is the sponsor of the Underlying Asset.  BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Underlying Asset, and HSBC Bank USA, N.A. is the custodian of the Underlying Asset.

The Underlying Asset holds gold bars and from time to time issues one or more blocks of 100,000 shares, or “baskets,” in exchange for deposits of gold and distributes gold in connection with redemptions of baskets.  The investment objective of the Underlying Asset is for its shares to reflect the performance of the price of gold bullion, before the expenses of the Underlying Asset’s operations.  The expenses of the Underlying Asset are accrued daily and reflected in the net asset value of the Underlying Asset.  The Underlying Asset currently is accruing ordinary operating expenses at an annual rate of 0.40%. World Gold Trust Services, LLC as the sponsor and State Street Global Markets, LLC as the marketing agent have agreed to reduce the fees payable to them from the assets of the Underlying Asset to the extent required so that the estimated ordinary expenses of the Underlying Asset do not exceed an amount equal to 0.40% per annum of the daily net asset value during the period ending seven years from the date of the Trust Indenture, November 12, 2004, or upon the earlier termination of the marketing agent agreement.

The Underlying Asset’s gold is valued on the basis of each business day’s announced gold spot price, the price of an ounce of gold set by five market making members of the LBMA at approximately 3:00 P.M., London time on each business day.  The net asset value of the Underlying Asset is equal to the value of gold owned by the Underlying Asset and other assets, minus all accrued expenses and liabilities.

Information provided to or filed with the SEC by the Underlying Asset under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 1222333. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The shares of the Underlying Asset trade on the NYSE Arca under the symbol “GLD.”

Historical Performance of the Underlying Asset

The following table sets forth the quarter-end high and low closing prices for the Underlying Asset from the first quarter of 2007 through March 29, 2011.

The historical prices of the Underlying Asset are provided for informational purposes only.  You should not take the historical prices of the Underlying Asset as an indication of its future performance, which may be better or worse than the levels set forth below.

Closing Prices of the Underlying Asset

		High	Low
2007
	First Quarter	68.15	60.14
	Second Quarter	68.58	63.60
	Third Quarter	73.47	64.38
	Fourth Quarter	83.00	71.90
2008
	First Quarter	99.22	84.77
	Second Quarter	93.26	83.97
	Third Quarter	96.22	73.13
	Fourth Quarter	89.90	70.00
2009
	First Quarter	97.81	79.79
	Second Quarter	96.36	85.22
	Third Quarter	99.91	89.27
	Fourth Quarter	119.18	97.89
2010
	First Quarter	112.85	104.04
	Second Quarter	122.83	110.26
	Third Quarter	127.95	113.51
	Fourth Quarter	139.17	128.46
2011
	First Quarter(through March 29, 2011)	140.34	127.94